
07004150

ES
;E COMMISSION
20549

BB 3/13 *

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C. SECTION

SEC FILE NUMBER
8- 67036

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOLD BROTHERS EXECUTION SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 WASHINGTON BLVD, 14TH FLOOR
(No. and Street)

JERSEY CITY (City) NEW JERSEY (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT A. VALLONE 201-499-8735
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, SUITE B20 BETHLEHEM, PA 18020
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, ROBERT A. VALLONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOLD BROTHERS EXECUTION SERVICES, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title



Notary Public

SARAH-RACHAEL WALTERS
Notary Public, State of New York
No. 01WA5049715
Qualified in Richmond County
Commission Expires September 18, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLD BROTHERS EXECUTION SERVICES, LLC

Contents

MOREY & COMPANY, LLC
Accountants and Advisors

To the Members
Hold Brothers Execution Services, LLC:

We have audited the accompanying statement of financial condition of Hold Brothers Execution Services, LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hold Brothers Execution Services, LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Morey & Company, LLC

Morey & Company, LLC
Bethlehem, PA 18020
February 21, 2007

2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000 • Fax: 610-882-2418
www.moreycpa.com

HOLD BROTHERS EXECUTION SERVICES, LLC

Statement of Financial Condition
December 31, 2006

ASSETS		
Cash and cash equivalents	$ 103,047	
Deposits with clearing organizations and others(cash of $760,000 and securities with a market value of $993,300)	1,753,300	
Receivable from related party	39,000	
Other assets	4,166	
TOTAL ASSETS		$ 1,899,513
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 108,037	
TOTAL LIABILITIES		108,037
MEMBERS' EQUITY	1,791,476	
		1,791,476
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 1,899,513

See notes to financial statements

HOLD BROTHERS EXECUTION SERVICES, LLC

Notes to Financial Statements
December 31, 2006

NOTE A – ORGANIZATION

Nature of business

Hold Brothers Execution Services, LLC (the "Company") was organized in 2005 in the State of Delaware as a limited liability company. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange (the "NYSE").

The Company's business consists of routing customer and proprietary equity securities orders for execution on the New York Stock Exchange for the benefit of Hold Brothers On-Line Investment Services, LLC, a related company.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents:

Cash and cash equivalents include cash and money market accounts.

Securities transactions:

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Income taxes:

A limited liability company is treated as a partnership for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the income tax returns of its members. Therefore, no provision for income tax has been provided.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C – RELATED PARTY TRANSACTIONS

The Company has a trade execution agreement with Hold Brothers On-Line Investment Services, LLC, a related company. Receivable from related party represents $39,000 due from Hold Brothers On-Line Investment Services, LLC in connection with the agreement.

HOLD BROTHERS EXECUTION SERVICES, LLC

Notes to Financial Statements
December 31, 2006

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2006, the Company had net capital of $745,010, which was $645,010 in excess of its required net capital of $100,000. The Company ratio of aggregate indebtedness to net capital was .15 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE E – CREDIT AND MARKET RISK

At December 31, 2006, cash and cash equivalents were held on deposit at diversified U.S. financial institutions.

END